

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 23, 2017

Paul M. Rady
Chief Executive Officer
Antero Resources Midstream Management LLC
1615 Wynkoop Street
Denver, CO 80202

> **Re:** **Antero Resources Midstream Management LLC**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted March 2, 2017**
> **CIK No. 0001623925**

Dear Mr. Rady:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Organizational Structure

Management, page 15

1. We note you continue to disclose that you will effectively control Antero Midstream through your role as the managing member of Antero Midstream's general partner, AMP GP. However, your response to comment 10 appears to indicate you believe AMP GP will base its operating and capital investment decisions on the operating and capital investment decisions of Antero Resources, and therefore Antero Resources, rather than AMP GP effectively controls the most significant decisions of Antero Midstream. Please explain to us in more detail this apparent difference in your identification of the entity effectively controlling Antero Midstream. In doing so, please respond to the following:

- Please describe to us in detail your ability to direct the activities that most significantly impact Antero Midstream's economic performance through its general partner AMP GP, and contrast this with Antero Resource's power. As part of your response, address the following:

  o Tell us whether AMP GP can sign contracts with other customers such that Antero Midstream is no longer dependent upon Antero Resources.

  o Tell us the extent to which AMP GP can direct Antero Midstream to differ its capital investment decisions from those made by Antero Resources, and separately describe any legal or economic consequences to such a decision.

  o Tell us the decisions impacting Antero Midstream's economic performance that you can make as the managing member of AMP GP, and contrast those to the decisions impacting Antero Midstream's economic performance that are made by AMP GP's board of directors. Also provide us with your analysis of whether Antero Resources effectively controls AMP GP's board of directors.

  o Provide us with any additional information to help us understand why you believe Antero Resources, rather than AMP GP, directs the most significant activities of Antero Midstream.

- Explain to us in more detail how you considered your relationship with Antero Resources during your analysis of Antero Midstream's primary beneficiary. In doing so:

  o Clarify the extent to which you and Antero Resources have common ownership or are under common control, and revise the organizational structure chart in your filing as needed to clarify this matter to your investors.

  o To assist us in understanding this matter, please also provide us with an organizational chart depicting the relationship between the Sponsors, Antero Resources, Antero Midstream, and your predecessor ARMM prior to the Reorganization.

  o Tell us how you considered your shared officers and directors during your analysis of Antero Midstream's primary beneficiary and explain to us in significantly more detail the extent to which it is possible for you to make decisions and, through AMP GP, direct the decisions of Antero Midstream independently from the decisions made by these shared officers and directors on behalf of Antero Resources.

- If you believe that Antero Resources controls the most significant decisions made by Antero Midstream and that you, through AMP GP, control less significant decisions, tell us in more detail why you believe it is appropriate to characterize your relationship with Antero Midstream as effectively controlling its business and affairs. Tell us whether it would be correct to state that you control Antero Midstream on behalf of Antero Resources or for the benefit of Antero Resources, and if not, why not.

Summary Historical Financial Data

Antero Midstream Summary Historical Financial Data, page 25

2. We note that the table on page 25 presents an Adjusted EBITDA metric that <u>includes</u> income and expense attributable to the parent for periods prior to the Water Acquisition and that the tabular reconciliation of Net Income to Adjusted EBITDA on page 27 does the same. However, the definition of Adjusted EBITDA at the top of page 26 and the related explanation of why management believes this metric is useful indicate that it <u>excludes</u> pre-acquisition income and expense attributable to the parent, and it appears to instead describe the metric titled Adjusted EBITDA attributable to Antero Midstream. Please conform the title of the metric you present and the description of how it is calculated to the tabular reconciliation seen on page 27. If you continue to present the metric currently called Adjusted EBITDA, ensure that your description of why this metric is useful to investors explains why including the income and expenses related to the pre-acquisition period during which Antero Midstream had no control over the water acquisition assets results in a metric that serves as an indicator of Antero Midstream's performance.

Our Cash Distribution Policy and Restrictions on Distributions, page 68

3. Refer to the first full bullet point on page 69 which describes the authority AMP GP has over Antero Midstream's cash reserves that reduce distributable cash and over changes to Antero Midstream's cash distribution policy. Given that you are the managing member of AMP GP, please revise to clarify to your investors the extent to which you control these items. It is not clear from your current disclosure that these represent restrictions that are outside of your control.

Estimated Cash Available for Distribution Based upon Adjusted EBITDA of Antero Midstream Partners LP, page 75

4. We note your response to comment 13. We further note your disclosure on page 91 that in 2017 Antero Midstream will make a $275 million capital investment in the Joint Venture. Please revise your narrative assumptions in an appropriate location to clarify the timing of this capital investment and how it will be funded. We note from your disclosure on page F-35 that a portion of this capital investment was effectively funded with new equity issuances by Antero Midstream, but it is unclear how and when the remainder will be funded and why this would have no impact on cash available for distribution during the forecast period.

5. We have reviewed your response to comment 15 and have the following comments:

    *   You state in your response that you expect to fund your expansion capital expenditures with a combination of cash flows from operations and borrowings under your revolving credit facility; however, your "Expansion capital expenditures" $580 million cash outflow line item and "Borrowing to fund expansion capital expenditures" $580 million cash inflow line item on page 77 suggest you have assumed that all of your expansion capital expenditures will be financed. Please reconcile the assumptions contained in your response with the assumptions presented in your filing.

    *   Also, we note that footnote (a) on page 77 and the financing assumptions on page 82 state that your forecasted interest is based on the assumption that you will finance $450 million of your expansion capital expenditures. Please reconcile these statements to the table on page 77 showing that the entire $580 million of expansion capital expenditures will be financed and showing no debt repayments.

Antero Resources Midstream Management LLC Financial Statements for the Year Ended December 31, 2016

Note (2) Summary of Significant Accounting Policies

(b) Investment in Antero Midstream, page F-7

6. We note you account for your ownership of the IDRs of Antero Midstream using the equity method of accounting. Please provide us with your analysis of whether the IDRs are in-substance common stock. Also, tell us how you determined the balance in the investment account should solely consist of IDR distributions attributable to you by Antero Midstream but not yet paid, and whether you considered other presentations of your rights to Antero Midstream's net assets such as the HLBV method.

7. Please tell us how you complied with the disclosure requirements of ASC 810-10-50-5A.

    Please contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 if you have questions regarding the comments.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products